Exhibit 99.1

Tantech Holdings Receives NASDAQ Minimum Bid Price Requirement Extension And Announces Reverse Stock Split

LISHUI, China, October 31, 2022 – Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), announced today that on October 28, 2022, it received notification from The Nasdaq Stock Market LLC (“NASDAQ”) confirming the Company has been granted an additional 180 calendar day period for compliance under its minimum bid price requirement through April 24, 2023. To regain compliance with NASDAQ’s minimum bid price requirement, the closing bid price of the Company's common shares needs to be at least $1.00 per share or greater for at least ten consecutive business days by April 24, 2023.

On October 28, 2022, the Company’s Board of Directors approved a consolidation of the Company’s authorized shares, including all issued shares, at the ratio of one-for-twenty-four (the “Reverse Share Split”), an amendment and restatement to the Company’s Memorandum and Articles of Association (the “Amended and Restated M&A”) and related filings with the BVI Registrar of Corporate Affairs. No additional shareholder approval is required pursuant to the BVI Business Companies Act (as revised). The Reverse Stock Split is expected to be effective upon the filing of the Amended and Restated M&A and a notice of the Change of Authorized Shares with the BVI Registrar on or around November 4, 2022, and the Company anticipates the trading of its common shares on a split-adjusted basis to begin soon thereafter on a date approved by the NASDAQ. Following the Reverse Share Split, the Company’s common shares will continue to trade on the NASDAQ under the symbol “TANH” but will trade under a new CUSIP. The Reverse Share Split is expected to increase the market price per share of the Company’s common shares in order to comply with the NASDAQ continued listing standards relating to the minimum bid price.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn